Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

April 25, 2019

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Diversified Marketing Group Inc.
Amendment #2 to Registration Statement on Form S-1
File No. 333-228706

Dear Mr. Dougherty:

Attached for filing with the Securities and Exchange Commission is Amendment No. 2 to the Global Diversified Marketing Group Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 1, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

In addition to the changes discussed below, the Registration Statement has been updated to reflect the current number of shares of common stock outstanding and the changes resultant therefrom including ownership percentages and the dilution table.

Financial Statements

General

1.	The Staff’s comment has been noted and updated financial statements are filed with the Registration Statement.

2.	The pro forma financial statements have been removed, but the item remains listed in the Exhibit index as formerly filed.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

3.	The Staff’s comments have been noted and the Notes to the financial statements have been amended..

Sincerely,

Lee W. Cassidy, Esq.